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JMS Law Group, PLLC
1000 Woodbury Road, Suite 110
Woodbury, NY 1797
TELEPHONE: (516) 422-6285 FACSIMILE: (516) 422-6286 E-MAIL: jstein@jmslg.com
February 15, 2011

Via Facsimile: (202) 772-9185

George K. Schuler
Mining Engineer
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Oregon Gold, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-53307

Dear Mr. Schuler:

As we discussed, as per its filings via edgar with the SEC, the above referenced company has changed the focus of its operations.  As such the comments set forth in your letter dated December 9, 2010 are not applicable and the company will not be formally responding other than in this correspondence.

If you have any questions or additional requests please contact the undersigned at the number above.

Very truly yours,

Jeffrey M. Stein

Cc: Weiliang Liu